

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2022

Yu-Hsin Lin
Chief Executive Officer
BELITE BIO, INC
5820 Oberlin Drive, Suite 101
San Diego, CA 92121

> **Re: BELITE BIO, INC**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted March 15, 2022**
> **CIK No. 0001889109**

Dear Dr. Lin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover page

1. We note your response to comment 3. Please add disclosure discussing: (i) restrictions on currency exchanges in China may limit your ability to freely convert RMB to fund any future business activities outside China or other payments in U.S. dollars; and (ii) capital controls the Chinese government imposes may limit your ability to use capital from your subsidiaries located in China for business purposes outside of China. Please make similar revisions to your disclosure under the heading "Cash Transfers and Dividend Distribution" on page 9. Additionally, in your prospectus summary, disclose whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in

greater detail.

Risk Factors

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses., page 60

2. We note your response to our prior comment 10 and reissue the comment. Please also reference our prior comment 18 from our December 30, 2021 comment letter. Please revise your disclosure here to provide additional detail concerning the risks posed by COVID-19 to your development plans highlighted on pages 5-6 in the summary.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations..., page 65

3. We note your revised disclosure to your risk factors on pages 65 and 66 in response to our prior comments 4, 5 and 8. You state on page 66:

    - "We do not expect these laws and regulations to result in a material change in our operations and/or the value of our ADSs, or to significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless."
    - "We do not foresee the recent regulations by the Chinese government to exert more oversight and control over securities offerings by China-based issuers to significantly limit or completely hinder our ability to offer or continue to offer securities to investors."

    Please revise these statements to discuss the relevant risks in the context of your commencing operations in China and/or Hong Kong.

Enforceability of Civil Liabilities, page 92

4. We note your disclosure that most of your officers and directors are nationals or residents of jurisdictions other than the United States and most of their assets are located outside of the United States. Please revise your disclosure here and in the related risk factor on page 78 to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to non-U.S. jurisdictions. Additionally, if your officers, directors or other members of management are located in China, please include a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.

You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Portia Ku, Esq.